InflaRx N.V.
Winzerlaer Str. 2
07745 Jena, Germany

July 7, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	InflaRx N.V.
Registration Statement on Form F-3
Filing Date June 30, 2023
File No. 333-273058
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 under the Securities Act of 1933, as amended, InflaRx N.V. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (the “Registration Statement”), File No. 333-273058, to 9:30 a.m., Eastern Time, on July 11, 2023, or as soon thereafter as practicable.

Please contact Sophia Hudson of Kirkland & Ellis LLP, counsel to the Company, at (212) 446-4750 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Niels Riedemann
Niels Riedemann
Chief Executive Officer